SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 6, 2005

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 6, 2005

Print the name and title of the signing officer under his signature.
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Great Basin Gold Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.greatbasin.com

GREAT BASIN APPOINTS NEW PRESIDENT & CEO

December 6, 2005, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) announces today the appointment of Ferdi Dippenaar as President and CEO of the Company. In addition to his role with Great Basin, Mr Dippenaar will serve as Executive Advisor to Hunter Dickinson managed companies.

Mr Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in SA. He holds a Bachelors of Commerce and Procuration Degrees, and a MBA from North West University in South Africa. He started his career at the Buffelsfontein gold mine in 1983 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold's acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony's service delivery departments, corporate affairs and the company's investor relations. Most recently, he was the Executive Director of Corporate Affairs for Harmony.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada, USA and the Witwatersrand Goldfield in South Africa. A feasibility study on the Company's Burnstone Gold Project in South Africa is nearing completion. In addition, an underground exploration and development program is underway at the Company's Hollister Development Block Project in Nevada. Mr Dippenaar will be based in South Africa but will also handle Great Basin's North American operations. He will play a key role in guiding these projects toward and into production.

Mr Dippenaar will also be appointed to the Board of Directors of the Company. He takes over as President and CEO from Ronald Thiessen, who will remain a Director and become Co-Chairman of the Board. In commenting on Mr Dippenaar's appointment, Ron Thiessen stated "Ferdi has come from a great company, where he obtained a lot of experience and became well recognized in the industry. I know that he will take a focussed approach to the leadership of Great Basin, unlocking the value of the Company's excellent projects. His background and reputation as part of a company building team is going to fit perfectly with the goals of our shareholders, and the Hunter Dickinson group."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

Ronald W. Thiessen
President and CEO

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No regulatory authority has approved or disapproved the information contained in this news release.